Filed by HBT Financial, Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: HBT Financial, Inc. (Commission File No. 001-39085)

On October 20, 2025, CNB Bank Shares, Inc. (“CNBN” or “CNB”) provided its employees with a video announcing that it had entered into an Agreement and Plan of Merger with HBT Financial, Inc. (“HBT”) pursuant to which CNBN will merge with and into HBT. A copy of the transcript of the video announcement is included below.
CNB HBT Announcement

Good morning, team CNB I, hope that everyone had a wonderful weekend. I have some exciting news for you this morning and that's why I'm coming to you first thing. Today, CNB’s Board of Directors entered into a merger agreement with HBT Financial, who operates in Illinois and Iowa as Heartland Bank and Trust.
This morning, the President and CEO of Heartland Bank and Trust, Mr. Lance Carter, is hosting an investor call to announce their quarterly earnings, and at the same time, he'll also be announcing the CNB HBT merger. HBT is a publicly-traded company, which is why we needed to be careful to coordinate the timing of this announcement.

You’re probably wondering who HBT is as an organization and why our board decided to proceed with the merger. Like CNB, HBT is a high performing financial institution with a long and storied history of community banking. HBT is $5 billion in size with 66 branch locations located through Illinois and Eastern Iowa. After a lot of due diligence, we've determined that their operations and their culture are very, very similar to that of ours here at CNB. And HBT is similarly committed to relationship banking and community engagement.

So what's next now that the merger has been announced? Well, over the next couple months, HBT will seek regulatory approval for the merger and CNB will seek approval from our shareholders. If those approvals are received, then the merger will close early second quarter or late first quarter of 2026, with a conversion likely to occur sometime thereafter in the first half of 2026.

I realize that you may all have a lot of questions and perhaps even some anxiety hearing this news, which is why I've asked members of our management team to make themselves available to you today at each of the branch locations to discuss the merger and any questions you may initially have. Additionally, I'll be hosting a Q and A session later this week via Teams, and I encourage you all to attend to get your questions and concerns answered. You'll receive a calendar invite for this session later this morning. If you'd like to submit your questions for the session ahead of time and get some assurance that we'll try to address them, you can e-mail your questions to mergerquestions@cnbil.com. We'll do our best to address them and at the same time maintain anonymity of the sender.

Want to close by saying that the Board and I are confident that this merger will provide value for our shareholders, customers and team CNB as we partner with a larger yet like-minded organization. I want to thank you all for all that you do each and every day, and I'm excited to see what the future holds for us as we move forward with this partnership with HBT. Thank you.
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Forward-Looking Statements
Certain statements in this communication, including any statements regarding the expected timetable for completion of the proposed transaction, the results, effects and benefits of the proposed transaction, future opportunities and any other statements regarding future expectations, beliefs, plans, objectives, financial statements regarding future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. The words “anticipate,” “believe,” “expect,” “if,” “estimate,” “will,” “potential,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding the completion of the proposed transaction and the anticipated growth opportunities from the proposed transaction. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.
These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of CNBN may not approve the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of CNBN into those of HBT; the effects of the merger in HBT’s future financial condition, results of operations, strategy and plans; and regulatory approvals of the transaction.
Additional factors that could cause results to differ materially from those described above can be found in HBT’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 7, 2025, and in its subsequently filed Quarterly Reports on Form 10-Q, and in other documents HBT files with the Securities and Exchange Commission (“SEC”), each of which is on file with the SEC and available from HBT’s website at https://ir.hbtfinancial.com.
All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither HBT nor CNBN assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.
Important Information and Where to Find It
In connection with the proposed transaction, HBT will file materials with the SEC, including a Registration Statement on Form S-4 of HBT that will include a proxy statement of CNBN and a prospectus of HBT. After the Registration Statement is declared effective by the SEC, HBT and CNBN intend to mail a definitive proxy statement/prospectus to the shareholders of CNBN. This news release is not a substitute for the proxy statement/prospectus or the Registration Statement or for any other document that HBT may file with the SEC and send to CNBN’s shareholders in connection with the proposed transaction. CNBN’S SHAREHOLDERS ARE URGED TO CAREFULLY AND THOROUGHLY READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT, AS MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY HBT WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HBT, CNBN, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.
Investors will be able to obtain free copies of the Registration Statement and proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by HBT with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by HBT will be available free of charge from HBT’s website at https://ir.hbtfinancial.com or by contacting HBT’s Investor Relations Department at HBTIR@hbtbank.com.
Participants in the Proxy Solicitation
HBT, CNBN and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from CNBN’s shareholders in connection with the proposed transaction. Information regarding the executive officers and directors of HBT is included in its definitive proxy statement for its 2025 annual meeting filed with the SEC on April 9, 2025. Information regarding the executive officers and directors of CNBN and additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.
No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
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